June 28, 2016

Client Talking Points

Filed by Voya Partners, Inc. (SEC File Nos.: 333-32575; 811-08319) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

June 28, 2016

Voya Investment Management

Client Talking Points

VY® Fidelity® VIP Contrafund® Portfolio

Voya Investment Management has announced the following changes:

Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name
Reorganization	August 26, 2016	VY® Fidelity® VIP Contrafund® Portfolio	Voya Large Cap Growth Portfolio

The Board of Directors (the “Board”) of VY® Fidelity® VIP Contrafund® Portfolio (the “Contrafund® Portfolio”) and Voya Large Cap Growth Portfolio (“Growth Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the VY® Fidelity® VIP Contrafund® Portfolio is required before the Merger may take place.

▪	What is happening?
o	On March 18, 2016, the Board approved a proposal to merge Contrafund® Portfolio into Growth Portfolio.
o	Shareholders of Contrafund® Portfolio will be sent a combined proxy statement and prospectus on or about June 22, 2016.
o	A shareholder meeting will be held on or about August 9, 2016.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about August 26, 2016.
o	Contrafund® Portfolio operations as a “feeder fund” which means it invests all of its assets in a separate mutual fund: the Service Class 2 shares of Fidelity® VIP Contrafund® Portfolio (“Master Fund”). Contrafund® Portfolio has the same investment objective and limitations as the Master Fund in which it invests. Voya Investment Management Co. LLC (“Voya IM”) serves as sub-adviser to Growth Portfolio. If the Merger is approved, shareholders of Contrafund® Portfolio will become shareholders of Growth Portfolio as of the close of business on or about August 26, 2016.
o	A prospectus supplement was filed on or about March 28, 2016 to notify shareholders of the merger.

1

June 28, 2016

Client Talking Points

▪	Why is the Merger proposed?
o	As part of the Board’s annual review of contractual arrangements in November of 2015, the Board directed Directed Services LLC (“DSL” or “Adviser”) to explore the future viability of Contrafund® Portfolio due to underperformance, asset size, and asset outflows. At the March 2016 Board meeting the Adviser presented the Board with the Reorganization proposal. In support of its proposal, the Adviser noted that in its view, the Reorganization would provide the shareholders of Contrafund® Portfolio with the potential for improved performance and an immediate benefit through lower gross and net expenses.

▪	How do the Investment Objectives compare?
	Contrafund® Portfolio	Growth Portfolio
Investment Objective	The Portfolio seeks long-term capital appreciation.	The Portfolio seeks long-term capital growth.

▪	What is the experience of the Voya Investment Management Team?

Growth Portfolio is managed by the Voya IM team of Jeffrey Bianchi, Christopher Corapi, and Michael Pytosh.

Jeffrey Bianchi, CFA

Portfolio Manager

Mr. Bianchi, CFA, Portfolio Manager of Voya IM's large cap growth and mid cap growth strategies, joined Voya IM in 1994 as a quantitative analyst and later became a fundamental research analyst in 1995. Mr. Bianchi has had primary responsibility for the health care sector as well as other growth sectors, including technology and consumer. He assumed assistant portfolio management duties on the large cap growth strategy in 2000, and was named a portfolio manager on the strategy in 2008. He also assumed portfolio manager responsibilities of the mid cap growth strategy in 2005.

Christopher F. Corapi

Portfolio Manager and Chief Investment Officer of Equities

Mr. Corapi, Portfolio Manager and Chief Investment Officer of equities responsible for oversight of all equity strategies, joined Voya IM in February 2004. Mr. Corapi is also responsible for the large cap value, global value advantage, and mid cap value strategies. Prior to joining Voya IM, Mr. Corapi served as global head of equity research at Federated Investors since 2002. He served as head of U.S. equities and portfolio manager at Credit Suisse Asset Management beginning in 2000 and head of emerging markets research at JPMorgan Investment Management beginning in 1998.

Michael Pytosh

Portfolio Manager and Head of Equities

Mr. Pytosh, Portfolio Manager and Head of Equities, joined Voya IM in 2004 as a senior analyst covering the technology sector. Prior to 2004, Mr. Pytosh was with Lincoln Equity Management, LLC, since 1996, where he started as a technology analyst and ultimately took on the role of the firm's president. Prior to that, Mr. Pytosh was a technology analyst at JPMorgan Investment Management and an analyst at Lehman Brothers.

2

June 28, 2016

Client Talking Points

With respect to Growth Portfolio, the following table summarizes historical changes in the adviser, sub-adviser, name, and strategies.

Historical adviser/sub-adviser/name and strategies information
Effective Date	Portfolio Name	Sub-Adviser
06/14/10	ING Large Cap Growth Portfolio	Voya Investment Management Co. LLC [1]
04/30/10	ING Wells Fargo Omega Growth Portfolio	Wells Capital Management Inc. [1]
Since Inception	ING Evergreen Omega Portfolio	Evergreen Investment Management Company, LLC [1]

1.	Name change, change in sub-adviser, and changes to principal investment strategies. Performance prior to this date is attributable to the previous sub-adviser.

▪	How do the Annual Portfolio Operating Expenses compare?

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of Growth Portfolio after giving effect to the Reorganization, assume the Reorganization occurred on December 31, 2015. The table does not reflect fees or expenses that are, or may be, imposed under your Variable Contract or Qualified Plan. For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

Annual Portfolio Operating Expenses[1] Expenses you pay each year as a % of the value of your investment
		Contrafund® Portfolio	Growth Portfolio	Growth Portfolio Pro Forma
Class ADV
Management Fees	%	0.65[2]	0.65	0.65
Distribution and/or Shareholder Services (12b-1) Fees	%	0.50	0.60	0.60
Shareholder Services Fees	%	0.25[3]	N/A	N/A
Other Expenses	%	0.13	0.02	0.02
Total Annual Portfolio Operating Expenses	%	1.53	1.27	1.27
Waivers and Reimbursements	%	(0.10)[4]	None[5]	None[5]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.43	1.27	1.27

Class S
Management Fees	%	0.65[2]	0.65	0.65
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Shareholder Services Fees	%	0.25[3]	N/A	N/A
Other Expenses	%	0.13	0.02	0.02
Total Annual Portfolio Operating Expenses	%	1.28	0.92	0.92
Waivers and Reimbursements	%	(0.10)[4]	None[5]	None[5]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.18	0.92	0.92

1. Expense ratios have been adjusted to reflect current contractual rates.

2. The management fees include the management fee of Fidelity® VIP Contrafund® Portfolio (“Master Fund”) of 0.55%.

3. Service Class 2 shareholders of the Master Fund, including Contrafund® Portfolio, pay a shareholder servicing fee of 0.25%.

3

June 28, 2016

Client Talking Points

4. The adviser is contractually obligated to limit expenses to 0.55% and 0.30% for Class ADV and Class S shares, respectively, through May 1, 2018. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, Master Fund Fees and Expenses, and extraordinary expenses. This limitation is subject to possible recoupment by the adviser. . Amounts may be recouped only within three years from the date when an amount is waived or reimbursed, and are limited to the lesser of (i) the expense cap in effect at the time of waiver, and (ii) the expense cap in effect at the time of recapture.Termination or modification of this obligation requires approval by the Portfolio’s board.

5. The adviser is contractually obligated to limit expenses to 1.27% and 0.92% for Class ADV and Class S shares, respectively, through May 1, 2018. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. Termination or modification of this obligation requires approval by the Portfolio’s board.

▪	How does Contrafund® Portfolio’s performance compare to Growth Portfolio?

The following information is intended to help you understand the risks of investing in the Portfolios. The following bar charts show the changes in the Portfolios’ performance from year to year, and the tables compare the Portfolios’ performance to the performance of a broad-based securities market index/indices for the same period. The Portfolios’ performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar chart shows the performance of the Portfolios’ Class ADV shares. Other class shares’ performance would be higher than Class ADV shares’ performance because of the higher expenses paid by Class ADV shares. Performance in the Average Annual Total Returns table does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare the Portfolio’s performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified

Plan. The Portfolio’s past performance is no guarantee of future results.

Contrafund® Portfolio - Calendar Year Total Returns

(as of December 31 of each year)

Best quarter: 2nd 2009, 18.60% and Worst quarter: 4th 2008, -23.25%

The Portfolio’s Class ADV shares’ year-to-date total return as of March 31, 2016: -1.52

4

June 28, 2016

Client Talking Points

Growth Portfolio - Calendar Year Total Returns

(as of December 31 of each year)

Best quarter: 1st 2012, 16.60% and Worst quarter: 4th 2008, -19.17%

The Portfolio’s Class ADV shares’ year-to-date total return as of March 31, 2016: -1.32

▪	Average Annual Total Returns %

(for periods ended December 31, 2015)

Average Annual Total Returns % (for the periods ended December 31, 2015)
		1 Year	5 Years	10 Years	Since Inception	Inception Date
Contrafund® Portfolio
Class ADV	%	-0.16	10.03	6.41	N/A	11/15/04
S&P 500® Index[1]	%	1.38	12.57	7.31	N/A
Class S	%	0.08	10.29	6.68	N/A	11/15/04
S&P 500® Index[1]	%	1.38	12.57	7.31	N/A

Growth Portfolio
Class ADV	%	5.72	13.26	N/A	10.25	12/29/06
Russell 1000® Growth Index[1]	%	5.67	13.53	N/A	8.47
Class S	%	6.11	13.61	10.15	N/A	05/03/04
Russell 1000® Growth Index[1]	%	5.67	13.53	8.53	N/A

1. The index returns do not reflect the deductions for fees, expenses, or taxes.

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolio will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

5

June 28, 2016

Client Talking Points

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. In some cases the after-tax returns may exceed the return before taxes due to an assumed tax benefit from any losses on the sale of Fund shares at the end of the measurement period.

The Russell 1000® Growth Index measures the performance of the 1,000 largest companies in the Russell 3000® Index with higher price-to-book ratios and higher forecasted growth.

The S&P 500® Index is an unmanaged index that measures the performance of securities of approximately 500 large-capitalization companies whose securities are traded on major U.S stock markets

▪	Tax Considerations

The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368 of the Code. Accordingly, pursuant to this treatment, neither Contrafund® Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, nor Growth Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, are expected to recognize any gain or loss for federal income tax purposes from the transactions contemplated by the Reorganization Agreement. As a condition to the closing of the Reorganization, the Portfolios will receive an opinion from tax counsel to the effect that, on the basis of existing provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rules, pronouncements and court decisions, and subject to certain qualifications, the Reorganization will qualify as a tax-free reorganization for federal income tax purposes.

On or prior to the Closing Date, Contrafund® Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares, a distribution consisting of any undistributed investment company taxable income, any net tax-exempt income, and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date, including portfolio transitions in connection with the Reorganization and the redemption of Master Fund shares. Variable Contract owners and Plan Participants are not expected to recognize any income or gains for federal income tax purposes from this cash distribution.

6

June 28, 2016

Client Talking Points

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any portfolio, nor is it a solicitation of any proxy. For information regarding the Voya Large Cap Growth Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of VY® Fidelity® VIP Contrafund® Portfolio with and into Voya Large Cap Growth Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This “Client Talking Points” is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of Voya Large Cap Growth Portfolio carefully before investing. For a free copy of Voya Large Cap Growth Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

IM0623-25560-0617

7